

10030038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING SECTION MAR 31 2010 WASH, D.C. 212

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 MM/DD/YY AND ENDING 12/31/2009 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOWERS PERRIN CAPITAL MARKETS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 MADISON AVENUE
(No. and Street)

NEW YORK	NEW YORK	10017-4605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH L. PRAGER 212-309-3961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

1750 TYSONS BOULEVARD	MCLEAN	VIRGINIA	22102-4219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/1

OATH OR AFFIRMATION

I, JUDITH L. PRAGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOWERS PERRIN CAPITAL MARKETS INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

RONALD ALLEN
Notary Public, State of New York
No. 01AL6058096
Qualified in Bronx County
Certificate Filed in New York County
Commission Expires April 30, 2011

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Towers Perrin Capital Markets, Inc.

Table of Contents

Deloitte.

Deloitte & Touche LLP
12th Floor
100 S. Charles Street
Baltimore, MD 21201-2713
USA

Tel: +1 410 576 6700
Fax: +1 410 837 0510
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Towers Perrin Capital Markets, Inc
New York, New York

We have audited the accompanying statement of financial condition of Towers Perrin Capital Markets, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, cash flows, changes in shareholder's investment, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Company as of and for the year ended December 31, 2008, were audited by other auditors whose report thereon dated March 24, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of Towers Perrin Capital Markets, Inc. at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule 1 listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



March 29, 2010

Towers Perrin Capital Markets, Inc.
Statement of Financial Condition
As of December 31, 2009 and 2008

ASSETS

	2009	2008
Assets:		
Cash and cash equivalents	$ 816,389	$ 1,576,270
Accounts receivable	808	-
Receivable from Parent	494,170	200,786
Deferred income taxes	3,709	4,216
Total assets	**$ 1,315,076**	**$ 1,781,272**

LIABILITIES AND SHAREHOLDER'S INVESTMENT

	2009	2008
Liabilities:		
Accounts payable	$ 6,570	$ -
Payable to Parent	87,395	64,428
Total liabilities	93,965	64,428
Shareholder's investment:		
Common stock, $0.001 par value; 1,000 shares issued and outstanding	1	1
Additional paid-in capital	1,999,999	1,999,999
Accumulated deficit	(778,889)	(283,156)
Total shareholder's investment	1,221,111	1,716,844
Total Liabilities and Shareholder's Investment	**$ 1,315,076**	**$ 1,781,272**

See accompanying notes to financial statements

Towers Perrin Capital Markets, Inc.
Statement of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Reimbursed client expenses	$ 788	$ -
Expenses		
Compensation and benefits	477,942	242,035
General and administrative	293,970	15,998
Professional and subcontracted services	17,656	230,125
Total expenses	789,568	488,158
Operating loss	(788,780)	(488,158)
Other non-operating income		
Interest income	170	-
Net loss before income taxes	(788,610)	(488,158)
Income tax benefit	292,877	205,002
Net loss	**$ (495,733)**	**$ (283,156)**

See accompanying notes to financial statements

Towers Perrin Capital Markets, Inc.
Statement of Changes in Shareholder's Investment
For the Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total Shareholder's Investment
Balance as of January 1, 2008	$ 1	$ 199,999	$ -	$ 200,000
Net loss	-	-	(283,156)	(283,156)
Capital contribution	-	1,800,000	-	1,800,000
Balance as of December 31, 2008	$ 1	$ 1,999,999	$ (283,156)	$ 1,716,844
Net loss	-	-	(495,733)	(495,733)
Balance as of December 31, 2009	$ 1	$ 1,999,999	$ (778,889)	$ 1,221,111

See accompanying notes to financial statements.

Towers Perrin Capital Markets, Inc.
Statement of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities:		
Net loss	$ (495,733)	$ (283,156)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for (benefit from) deferred income taxes	507	(4,216)
Changes in assets and liabilities:		
Increase in accounts receivable	(808)	-
Increase in receivable from Parent	(293,384)	(200,786)
Increase in accounts payable	6,570	-
Increase in payable to Parent	22,967	64,428
Net cash used in operating actitivities	**(759,881)**	**(423,730)**
Cash Flows from Financing Activities:		
Contribution of capital from shareholder	-	1,800,000
Net cash provided by financing activities	**-**	**1,800,000**
Net (decrease) increase in cash and cash equivalents	(759,881)	1,376,270
Cash and cash equivalents, beginning of period	1,576,270	200,000
Cash and cash equivalents, end of period	$ **816,389**	$ **1,576,270**

See accompanying notes to financial statements.

1) Summary of Significant Accounting Policies

Towers Perrin Capital Markets, Inc. (the Company), a wholly-owned subsidiary of Towers, Perrin, Forster, & Crosby (Towers Perrin or the Parent), is a broker and dealer of securities. Rule 17a-5 of the Securities Exchange Act of 1934 requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission).

Merger with Watson Wyatt Worldwide

On January 1, 2010, Towers Perrin and Watson Wyatt Worldwide, Inc. (Watson Wyatt) combined their businesses through two simultaneous mergers and became wholly-owned subsidiaries of Jupiter Saturn Holding Company, which changed its name to Towers Watson & Co. (Towers Watson). The business of Towers Watson after the merger was consummated on January 1, 2010 is the combined businesses previously conducted by Towers Perrin and Watson Wyatt. Therefore, upon completion of the merger, Towers Perrin Capital Markets, Inc., became an indirect wholly-owned subsidiary of Towers Watson. Effective March 31, 2010, the Company changed its name to Towers Watson Capital Markets, Inc.

Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Income Taxes

The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against net deferred tax assets, when, in the judgment of management, it is more likely than not that such net deferred tax assets will not become realizable.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all instruments which have original maturities at date of purchase of three months or less to be cash equivalents.

Reimbursed Client Expenses

Currently, the Company has entered into a success-fee based agreement with a client. No revenue will be recognized until successful completion of the project. However, costs directly incurred by the Company on their behalf are reimbursed by the client, with such reimbursements being included in revenue as well as in general and administrative expenses. As of December 31, 2009, these costs were included in accounts receivable.

Interest Income

Interest income includes interest on cash and cash equivalents held by the Company.

2) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $5,000 or 12 1/2% of "aggregate indebtedness" in the first year of operations and $5,000 or 6 2/3% of "aggregate indebtedness" in future years. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 8 to 1 in the first year and 15 to 1 in future years. The Company had a ratio of aggregate indebtedness to net capital of approximately .14 to 1 as of December 31, 2009, and exceeded the net capital requirement of $6,264. Aggregate indebtedness and net capital, as defined, were $93,965 and $666,763, respectively, at December 31, 2009.

3) Exemptive Provisions

The Company is exempt from the requirements of Rule 15c3-3 under section k(2)(i) of Rule 15c3-3.

4) Related Parties

Towers Perrin pays certain direct expenses on behalf of the Company. In addition, employees of Towers Perrin provide services to the Company such as bookkeeping and legal services. These costs are provided as part of a service level agreement. In accordance with the terms of the agreement, the Company was not charged a fee for these services until the beginning of the second year of operations. For the year ended December 31, 2009 such charges totaled $275,203 and are included in general and administrative expenses. Total direct expenses charged to the Company from Towers Perrin for the years ended December 31, 2009 and December 31, 2008 were $779,028 and $488,158, respectively.

5) Income Taxes

Components of income tax (benefit) expense for the years ended December 31, 2009 and 2008 were as follows:

	2009	2008
Current tax benefit:		
Federal	$ (266,872)	$ (149,354)
State	(26,512)	(51,432)
	$ (293,384)	$ (200,786)
Deferred tax expense (benefit):		
Federal	$ -	$ (3,114)
State	507	(1,102)
	507	(4,216)
Total provision for income taxes	$ (292,877)	$ (205,002)

The income of the Parent and all of its domestic subsidiaries, including the Company, are included in the filing of a consolidated tax returns. The Company's share of the consolidated income taxes are determined by multiplying the separate taxable losses of the Company for 2009 and 2008 by the federal and state corporate income tax rates applicable to each year. The net current federal and state tax benefits resulting from taxable losses incurred by the Company are recognized as a net income tax receivable from the Parent. The income tax receivables from the Parent totaled $494,170 and $200,786 at December 31, 2009 and 2008, respectively.

Deferred tax assets of the Company totaled $3,709 and $4,216 as of December 31, 2009 and 2008 respectively. The realizability of deferred tax assets is dependent upon various factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities, and tax planning strategies.

6) Subsequent Event – Capital Contribution

In January 2010 the Parent contributed $5 million in cash to the Company. The contribution was recorded as an equity transaction with increases to cash and additional paid-in capital.

Towers Perrin Capital Markets, Inc.
December 31, 2009

Computation of Net Capital Under Rule 15c3-1

Net capital:		
Total consolidated stockholders' equity	$	1,221,111
Deduct stockholder's equity not allowable for net capital:		
Non-allowable assets from Statement of Financial Condition		498,687
Total stockholders' equity qualified for net capital	$	722,424
Net capital before haircuts on securities positions	$	722,424
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1:		
Trading investment securities		55,661
Net capital	$	666,763

Computation of Aggregate Indebtedness

Aggregate indebtedness:		
Accounts payable	$	6,570
Payable to Parent		87,395
Total aggregate indebtedness	$	93,965

Computation of Basic Net Capital Requirement

Minimum capital required to be maintained	$	6,264
Net capital in excess of requirements	$	660,499
Ratio of aggregate indebtedness to net capital		0.14

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2009.

Deloitte.

Deloitte & Touche LLP
12th Floor
100 S. Charles Street
Baltimore, MD 21201-2713
USA

Tel: +1 410 576 6700
Fax: +1 410 837 0510
www.deloitte.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Non issuer Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Towers Perrin Capital Markets, Inc.
New York, New York

In planning and performing our audit of the financial statements of Towers Perrin Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated March 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 29, 2010


SEC MAIL PROCESSING
RECEIVED
MAR 31 2010
WASH, D.C.
212
SECTION

Towers Perrin Capital Markets, Inc.

Financial Statements

As of and for the years ended December 31, 2009 and 2008

Supplement Schedule as of December 31, 2009

And Independent Auditors' Report